                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*

                             MANDALAY RESORT GROUP
                               (Name of Issuer)

                       COMMON STOCK, $.01 2/3 PAR VALUE
                        (Title of Class of Securities)

                                  562567 10 7
                                (CUSIP Number)


            Michael S. Ensign                       with a copy to:
          Chairman of the Board,                  Howell J. Reeves, Esq.
       Chief Executive Officer and       Wolf, Block, Schorr and Solis-Cohen LLP
         Chief Operating Officer              1650 Arch Street, 22nd Floor
          Mandalay Resort Group             Philadelphia, Pennsylvania 19103
       3950 Las Vegas Blvd., South                   (215) 977-2000
         Las Vegas, Nevada 89119
              (702) 632-6700


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 11, 2001
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------                        --------------------------
CUSIP NO. 562567 10 7                                    Page 2 of 7 Pages
----------------------------                        --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Michael S. Ensign
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,489,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,489,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,489,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 3 amends and restates in its entirety the amended and restated Schedule 13D previously filed by Michael S. Ensign on June 27, 1995, as the same was amended in September 1996, and relates to the shares of Common Stock, $.01 2/3 par value per share (the "Shares"), of Mandalay Resort Group (formerly Circus Circus Enterprises, Inc.), a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3950 Las Vegas Blvd., South, Las Vegas, Nevada 89119.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Michael S. Ensign (the "Reporting Person").

     (b) The Reporting Person's business address is 3950 Las Vegas Blvd., South, Las Vegas, Nevada 89119.

     (c) The present principal occupation of the Reporting Person is Chairman of the Board of Directors, Chief Executive Officer and Chief Operating Officer of the Issuer. The Issuer is primarily engaged in the gaming business and its principal executive offices are located at 3950 Las Vegas Blvd., South, Las Vegas, Nevada 89119.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota, as amended (the "Merger Agreement"), the Reporting Person agreed to transfer to certain subsidiaries of the Issuer his indirect interests in (i) three operating and licensed Nevada casinos, (ii) two gasoline service stations, holding restricted gaming licenses,
(iii) an Illinois-licensed riverboat gaming facility, and (iv) various development properties located in Nevada, Indiana/Kentucky, and Mississippi (collectively, the "Gold Strike Properties"). In return, the Issuer agreed to issue 6,501,933 Shares, and distribute $4,795,193 in cash, to the Reporting Person. After the parties to the Merger Agreement obtained the requisite gaming and other governmental approvals and bank consents, the transactions contemplated by the Merger Agreement were effected (the "Closing") on June 1, 1995 (the "Closing Date"), resulting in, among other things, the transfer by the Reporting Person of his indirect interests in the Gold Strike Properties to certain subsidiaries of the Issuer and the issuance and distribution by the Issuer of 6,501,933 Shares (the "Original Shares") and $4,795,193 in cash to the Reporting Person.

The Shares beneficially owned by the Reporting Person as of the date hereof includes 1,000,000 Shares which the Reporting Person is entitled to purchase at an exercise price of $13.00 per share by the exercise of an employee stock option granted by the Issuer on February 9, 1999 (the "Option"). The Option, which expires on February 9, 2009, became exercisable as to 333,333 Shares on February 9, 2000 and February 9, 2001, respectively, and becomes exercisable as to the remaining 333,334 Shares on February 9, 2002. It is the Reporting Person's present intention to utilize individual funds and/or presently owned Shares to purchase any Shares he may acquire pursuant to the Options (as defined in Item 6).

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person acquired the Original Shares for investment purposes. Subject to compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may purchase additional Shares, including Shares which may be acquired pursuant to the Options (as defined in Item 6), or dispose of some or all of his Shares from time to time in open market transactions, private transactions or otherwise.

The Reporting Person participates in the formulation, determination and direction of basic business decisions and policies of the Issuer by virtue of his membership on the Issuer's Board of Directors and his service as an executive officer of the Issuer. For further discussion of (i) the Merger Agreement which contains provisions relating to the Reporting Person's initial and 1997 election to the Issuer's Board of Directors and (ii) the Employment Agreement (as defined below) which contains provisions relating to the Reporting Person's employment as an executive officer of the Issuer, see Item 6, below.

Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The 7,489,700 Shares beneficially owned by the Reporting Person (1,000,000 of which represent Shares the Reporting Person is entitled to acquire pursuant to the Option, as described in Item 3) constitute approximately 10.5% of the total number of Shares outstanding, based on 70,512,873 Shares outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 7,489,700 Shares beneficially owned by him.

     (c) Except as set forth herein, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3, the Merger Agreement sets forth the Reporting Person's agreement pursuant to which he sold his interests in the Gold Strike Properties in return for the issuance of the Original Shares, and the distribution of $4,795,193 in cash, to the Reporting Person on the Closing Date.

In connection with the transactions contemplated by the Merger Agreement, the Issuer's Bylaws were amended to increase the number of Class III Directors from two to three. Pursuant to the Merger Agreement, on the Closing Date, the Reporting Person was elected by the Issuer's Board of Directors to fill the Class III vacancy resulting from the foregoing amendment to the Bylaws for the balance of the current term of such class. The Merger Agreement also required the Issuer, at the end of the Reporting Person's initial term as a member of the Issuer's Board of Directors, to use its best efforts to cause the Reporting Person (or another individual designated by the Reporting Person) to be nominated for election to a full term when the Class III directors next stood for election in 1997. The Reporting Person was elected by the Issuer's stockholders to serve a full three-year term on the Issuer's Board of Directors on June 24, 1997. On June 15, 2000, the Reporting Person was elected by the Issuer's stockholders to an additional three-year term which expires in 2003.

In connection with the Closing, the Reporting Person also entered into the following agreements with the Issuer which relate to the management and securities of the Issuer: Employment Agreement, Standstill Agreement, Registration Rights Agreement and Agreement Pursuant to Joint Venture Agreement. Each of which is discussed below.

The Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer required, among other things, the Issuer to employ the Reporting Person as an executive officer for a term of three years subject to automatic renewal unless the Reporting, Person or the Issuer provides written notice to the contrary. The Employment Agreement, pursuant to which the Reporting Person has been employed as the Issuer's Chief Executive Officer since January 16, 1998 and its Chief Operating Officer since June 1, 1995, has continued in effect since the Closing Date and terminates on May 31, 2002.

The Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer (the "Standstill Agreement"), contained a number of customary "standstill" restrictions, including limitations on the number of Shares which the Reporting Person could beneficially own. Pursuant to such restrictions, which terminated on June 1, 2000, the Reporting Person agreed, among other things and except in certain circumstances, for a five year period beginning on the Closing Date (i) not to acquire more than 9.9% of the outstanding equity securities of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal.
Pursuant to a Stipulation of Settlement re Consolidated Class Action and Derivative Claims dated April 16, 1996, the Issuer agreed to amend the Standstill Agreement dated as of June 1, 1995 by and between, among others, the Issuer and the Reporting Person (the "Standstill Agreement"), to clarify certain duties of the Reporting Person. On September 3, 1996, the Issuer and the Reporting Person entered into Amendment No. 1 to the Standstill Agreement (the "Amendment"). The Amendment, which is effective as of April 16, 1996, provides that notwithstanding anything to the contrary in the Standstill Agreement, the Reporting Person must exercise his fiduciary duties in evaluating and considering any unsolicited offers or proposals for the acquisition of or merger with, or other proposed change in control of, the Issuer.

The Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter
A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota provides the Reporting Person with certain demand and piggyback registration rights with respect to the Shares acquired by him pursuant to the Merger Agreement.

The Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William
A. Richardson, which has terminated, required the foregoing individuals to jointly and severally pay to the Issuer liquidated damages upon the occurrence of certain events relating to (i) the management of a joint venture which is currently managed by an affiliate of the Issuer and (ii) such individuals' employment with the Issuer or such individuals' beneficial ownership of the capital stock of the Issuer.

On February 9, 1999, the Issuer granted to the Reporting Person the Option, the terms of which are described in Item 3. On March 1, 2001, the Issuer granted to the Reporting Person an employee stock option pursuant to which the Reporting Person is entitled to purchase, at an exercise price of $20.20 per Share, up to 1,000,000 Shares (the "March 2001 Option"). The March 2001 Option, which expires on March 1, 2011, becomes exercisable as to 333,333 Shares on March 1, 2002 and March 1, 2003, respectively, and as to the remaining 333,334 Shares on March 1, 2004. On October 2, 2001, the Issuer granted to the Reporting Person an employee stock option pursuant to which the Reporting Person is entitled to purchase, at an exercise price of $17.25 per Share, up to 400,000 Shares (the "October 2001 Option" and, collectively with the March 2001 Option and the Option, the "Options"). The October 2001 Option, which expires on October 1, 2011, becomes exercisable as to all of the 400,000 shares on October 2, 2002. The Shares the Reporting Person is entitled to purchase pursuant to the March 2001 Option and the October 2001 Option have not been included in the number of Shares reported herein as beneficially owned by the Reporting Person because, as described, the right to acquire those shares does not become exercisable for more than 60 days following the date hereof.

The description of the terms of the Merger Agreement, Employment Agreement, Standstill Agreement, Registration Rights Agreement, Agreement Pursuant to Joint Venture Agreement and Options set forth herein does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to such agreements, which are set forth as Exhibits 99.1 to 99.10 hereto. Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

Except as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits of loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments Incorporated, Goldstrike Investments Incorporated, Diamond Gold Inc., Gold Strike Aviation Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995.)

99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated Goldstrike Finance Company, Inc., Oasis Development

Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota.*

99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*

99.4 Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*

99.5 Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6 Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William
A. Richardson. (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7 Amendment No. 1 to Standstill Agreement, effective as of April 16, 1996, by and between, among others, the Issuer and the Reporting Person.*

99.8 Option Agreement, dated February 9, 1999, between the Issuer and the Reporting Person.

99.9 Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.

99.10 Option Agreement, dated October 2, 2001, between the Issuer and the Reporting Person.

______________________
*Previously filed with this Schedule 13D


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2001

                                    /s/ Michael S. Ensign
                                    ---------------------
                                    Michael S. Ensign

                                  EXHIBIT LIST

99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments Incorporated, Goldstrike Investments Incorporated, Diamond Gold Inc., Gold Strike Aviation Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995.)

99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Robert J. Verchota.*

99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*

99.4 Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*

99.5 Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, William A. Richardson, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6 Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and William
A. Richardson. (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7 Amendment No. 1 to Standstill Agreement, effective as of April 16, 1996, by and between, among others, the Issuer and the Reporting Person.*

99.8 Option Agreement, dated February 9, 1999, between the Issuer and the Reporting Person.

99.9 Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.

99.10 Option Agreement, dated October 2, 2001, between the Issuer and the Reporting Person.

______________________
*Previously filed with this Schedule 13D